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                                                               Exhibit (a)(5)

                                   SUPPLEMENT
                                       TO
                           OFFER TO PURCHASE FOR CASH
                           LIMITED PARTNERSHIP UNITS
                                       of
                            CNL INCOME FUND VII LTD.
                           CNL INCOME FUND VIII LTD.
                            CNL INCOME FUND IX LTD.
                                      and
                             CNL INCOME FUND X LTD.
                                       BY
                      MADISON LIQUIDITY INVESTORS 112, LLC
                               (the "Purchaser")

     THE OFFERS, WITHDRAWAL RIGHTS AND PRORATION PERIOD HAS BEEN EXTENDED, AND WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON NOVEMBER 2, 2001, UNLESS FURTHER EXTENDED.

     This Supplement provides additional information concerning the Purchaser's Offers, dated August 31, 2001, to purchase limited partnership Units in each of CNL Income Fund VII Ltd. ("CNL VII"), CNL Income Fund VIII Ltd. ("CNL VIII"), CNL Income Fund IX Ltd. ("CNL IX") and CNL Income Fund X Ltd. ("CNL X"), each a Florida limited partnership (each, a "Partnership," and together, the "Partnerships"). The Offers are made pursuant to the Purchaser's Offer to Purchase of that date, as supplemented hereby, and this Supplement should be read in conjunction therewith.

     Unitholders are urged to read carefully this Supplement and the Offer to Purchase, including the accompanying Agreement of Assignment and Transfer, before deciding whether to tender their Units.

     Unitholders should be aware of the following:

     Consideration for Units. The Purchaser is offering to purchase up to the number of issued and outstanding Units of each Partnership at the respective purchase prices (each, an "Offer Price") set forth below, in cash, reduced by any cash distributions made or declared on or after August 31, 2001 and the transfer fee charged by each Partnership of $50 per transfer (not per Unit), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time.

                                                         Number of
           Partnership             Offer Price           Units Sought
           CNL VII                 $0.45                 2,250,000
           CNL VIII                $0.50                 2,625,000
           CNL IX                  $5.10                   262,500
           CNL X                   $5.00                   300,000

     The Units sought pursuant to the Offers represent 7.5% of the Units of each Partnership issued and outstanding as of December 31, 2000. Neither the Purchaser nor any co-bidder currently beneficially owns any Units of any Partnership. If the total amount of Units sought is purchased, our capital commitment will be approximately $3,936,000. The acquisition of all Units subject to the Offers and all anticipated costs and expenses related thereto are funded by a capital call to the private investment fund member only (and not to the co-bidders) of

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the Purchaser.

     Each Offer is independent of the other Offers made hereby, and may, subject to the terms and conditions set forth in the Offer to Purchase and such accompanying documents, be completed or terminated or withdrawn independent of the result of any other Offer. Holders of Units in more than one Partnership may tender all or a portion of their Units in any or all of such Partnerships.

     The Purchaser continues to believe, although it cannot guarantee, that the Offers may be an attractive one for many Unitholders, based on (i) the Offers providing Unitholders with an immediate opportunity to liquidate all or a portion of their investments in one or more of the Partnerships without the usual transaction costs associated with market sales (other than the $50 transfer fee charged by each Partnership referred to above) and (ii) the financial and record-keeping benefits that will accrue to Unitholders whose interests are purchased.

     Expiration Date. The Expiration Date of each Offer has been extended to 5:00 p.m., Eastern Daylight Time, on November 2, 2001 or such other date to which such Offer may be extended. The Purchaser will pay for Units accepted for payment promptly after receipt of confirmation of transfers, which it expects to occur promptly after the Expiration Date.

     Other Terms of the Offer.

     There are no conditions to the Offer based on minimum Units tendered, the availability of financing or otherwise determined by the success of the Offer. We may, however, not be obligated to purchase Units in the event certain conditions, set forth in the Offer to Purchase, occur and are not waived prior to the Expiration Date, such as legal or governmental actions which would prohibit the purchase or if a material adverse change occurs with respect to the Partnership or its business (including extraordinary distributions by, or change in control of, the Partnership). The purpose of the condition described in clause (g) of Section 13 of the Offer to Purchase is to protect the Purchaser against actions the Partnership or others may take prior to the Purchaser's payment for Units which might impair their value or impose special or extraordinary obligations on the Purchaser as a result of ownership thereof. Subsequent to the Expiration Date and prior to payment for the Units, we will not be obligated to purchase any Units if a legal or governmental action would prohibit the purchase or if the Partnership does not transfer record ownership of the Units to us. In such an event, the Purchaser would not expect to waive such conditions under any reasonably foreseeable circumstances.

     The Purchaser and the Co-Bidders have not engaged a Depositary for the Offer. Tendered Units will be received by the Purchaser and submitted by the Purchaser to the transfer agent for the Partnership for transfer, and the Purchaser will hold the funds necessary to pay Unitholders for purchased Units upon transfer of the Units to the Purchaser. The Purchaser and the Co-Bidders have chosen not to engage a Depositary because affiliates of the Purchaser have substantial experience in transferring limited partnership interests, as well as to minimize the costs of the Offer. The absence of a Depositary for the Offer means that there will be no independent third party holding funds of the Purchaser for payment of the Offer Prices which can verify independently that such funds are indeed available for such payment, and that payment of the Offer Prices may be delayed if the Purchaser were to suffer an event of bankruptcy or other material adverse event prior to such payment. The Purchaser does not believe that the absence of a Depositary will result in any delay in effectuating transfers.

     Except as modified as described above, the terms of the Offer and other information set forth in the Offer to Purchase continue in full force and effect.

Other Information.

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     Each Partnership has filed, on September 14th, a Schedule 14D-9
Solicitation/Recommendation Statement in response to the Offers, recommending that Unitholders reject them. Unitholders should review such Statements for the views of the general partners of each Partnership.

October 11, 2001

MADISON LIQUIDITY INVESTORS 112, LLC